King Pharmaceuticals,® Inc. 501 Fifth Street Bristol, Tennessee 37620
Wm. L. Phillips III
Assistant General Counsel
Assistant Secretary
423-990-2523
Fax: 423-990-0544
will.phillips@kingpharm.com
November 12, 2009
Filed as CORRESPONDENCE
Ms. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	King Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Schedule 14A filed April 23, 2009
File No. 001-15875
Dear Mr. Riedler:
     I write in connection with your letter to Brian Markison, of October 28, 2009 containing the staff’s additional comments on the Annual Report on Form 10-K for King Pharmaceuticals, Inc. (“the Company”) for the fiscal year ended December 31, 2008, filed March 2, 2009, as well as the Company’s Schedule 14A filed April 23, 2009.
     We plan to respond to your letter on or before Friday, November 20, 2009.

         Please direct any questions or comments concerning this letter to me at (423) 990-2523. If you are unable to reach me, please contact Jim Elrod at (908) 429-6000. Thank you.
Sincerely,
/s/ William L. Phillips III
William L. Phillips III

cc:	Rose Zukin, Securities and Exchange Commission Joseph Squicciarino, Chief Financial Officer James Elrod, Chief Legal Officer

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